EXHIBIT 99.17

CONSENT OF MATTHEW COBB

CONSENT OF AUTHOR / EXPERT

I hereby consent to:

1.	the use of my name, Matthew Cobb, and reference to my name and the technical report entitled “Fortuna Silver Mines Inc: Yaramoko Gold Mine, Burkina Faso” dated effective December 31, 2022, evaluating the Yaramoko Mine of the Company (the “Yaramoko Report”), and the information contained in the Yaramoko Report described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission;

2.	the use of my name, Matthew Cobb, and reference to my name, and the technical information relating to the updated Mineral Resource estimate for the Yaramoko Mine and the Séguéla Project contained under the heading “General Development of the Business – Three-Year History and Recent Developments” in the Annual Information Form of the Company for the year ended December 31, 2022 included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission; and

3.	the use of my name, Matthew Cobb, and reference to my name, and the technical information relating to a maiden Mineral Resource estimate for the Sunbird discovery at the Séguéla Project contained in Schedule “E” under the heading “Material Properties – Séguéla Project, Côte d’Ivoire” in the Annual Information Form of the Company for the year ended December 31, 2022 included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission.

Dated: March 30, 2023

“Matthew Cobb”

Matthew Cobb, MAIG